March 12, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Linda Cvrkel

Re:	The Grilled Cheese Truck, Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted January 23, 2014

CIK No. 0001497647

Dear Ms. Cvrkel:

The Grilled Cheese Truck, Inc. (the “Company”) is electronically transmitting hereunder proposed responses to the letter received from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) dated March 6, 2014, regarding the Company’s to the Draft Registration Statement on Form S-1 submitted to the SEC on September 30, 2013 (the “Initial Registration Statement”), as amended by the Draft Registration Statement on Form S-1, submitted on January 2, 2014 (the “Amendment No. 1”), as amended by the Draft Registration Statement on Form S-1, submitted on January 23, 2014 (the “Amendment No. 2”, together with the Initial Registration Statement and Amendment No. 1, collectively, the “Registration Statement”), as further supplemented by the Comment Response Letter confidentially submitted by the Company on February 24, 2014 to the SEC. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements, page F-6

Note 16. Subsequent Events, page F-23

1. We note your response to our prior comment 2 but do not believe that it was fully responsive to our prior comment. As requested in our prior comment, please tell us and revise to disclose the nature and amount of the intellectual property that was sold to AFT in the September 12, 2013 sales transaction. As part of your response and your revised disclosure, please indicate whether all or just a portion of the intellectual property acquired in the August 8, 2013 asset purchase transaction was sold. In addition, given the information in your response which indicates that the company has commitments to AFT which must be met based on the terms of the agreement, please tell us and revise to disclose the nature and terms of the commitments that must be met by the company under the terms of this agreement. In addition, please explain in detail how the company’s required commitments under the terms of the agreement will impact the recognition of the deferred liability of $450,000 that has been recognized in the company’s financial statements at December 31, 2013 and the related recognition of any gain or loss on the sale of the intellectual property. We may have further comment upon review of your response.

In response to the Staff’s comment, the Company sold to AFT one domain name, hookandladder.biz, which had nominal value. For the purpose of our financial statements, this domain name was valued at $0. This intellectual property was included as portion of the Company’s intellectual property purchased on August 8, 2013 in connection with that certain Asset Purchase Agreement regarding Hook & Ladder. As stated in Item 7.6 of the Asset Purchase Agreement dated September 12, 2013 (filed in Form 8-K dated September 18, 2013), the commitments are as follows: “At Closing, Buyer and Seller shall enter into a truck rental lease agreement pursuant to which Buyer shall lease to Seller, franchise or licensed operators of the Seller, One Hundred (100) new Food trucks, at prevailing market rates and on such other terms and conditions as substantially set forth in the Truck Rental Lease Agreement (the “Truck Rental Agreement”), in accordance with the lease commencement schedule as follows: (i) Twenty (20) trucks on or before March 31, 2014; and (ii) a minimum of Ten (10) trucks per month after March 31, 2014.” Due to the fact that the commitments under the Truck Rental Agreement remain to be satisfied, the Company will defer any recognition of the $450,000 and accordingly the $450,000 will remain a liability as of December 31, 2013.

In addition, per the Staff’s request, below is the proposed revised language to be included in Note 16. Subsequent Events:

“On November 13, 2013, the Company and AFT closed (the “AFT Closing”) the transactions contemplated by the Asset Sale Agreement. At the AFT Closing, the Company transferred to AFT certain intellectual property that was developed and owned by KOW, which was part of the assets purchased by the Company from KOW pursuant to that certain Asset Purchase Agreement, dated August 8, 2013, between the Company, KOW, HL and Mr. Devaraj. This intellectual property is valued at $0. In consideration, AFT paid the Company a final cash payment of $250,000 and (iii) issued to the Company membership interests equal to a twenty percent (20%) interest of the issued and outstanding membership interests in AFT. In addition, at Closing, the Company and AFT agreed to entered into a truck rental lease agreement pursuant to which AFT shall lease to the Company, franchise or licensed operators of the Seller, One Hundred (100) new Food trucks, at prevailing market rates and on such other terms and conditions as substantially set forth in the Truck Rental Lease Agreement (the “Truck Rental Agreement”), in accordance with the lease commencement schedule as follows: (i) Twenty (20) trucks on or before March 31, 2014; and (ii) a minimum of Ten (10) trucks per month after March 31, 2014.”

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Sarah Williams, Esq., at (212) 370-1300.

Very truly yours,

/s/ Mr. Robert Y. Lee
Mr. Robert Y. Lee